STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK  10038

October 29, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	BNY Mellon Absolute Insight Funds, Inc.
File Numbers: 811-23036; 333-202460

Ladies and Gentlemen:

On behalf of BNY Mellon Absolute Insight Funds, Inc. (the "Company"), with respect to its series, BNY Mellon Absolute Insight Multi-Strategy Fund (the "fund"), on or about November 4, 2015 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Pre-Effective Amendment No. 2 (the "Amendment") to the Company's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on Pre-Effective Amendment No. 1 to the Registration Statement, filed on September 29, 2015 ("Pre-Effective Amendment No. 1"), and our response to the comment letter received regarding the Registration Statement (the "Comment Response Letter"), that were provided to the undersigned by Karen L. Rossotto of the Staff via telephone on October 22, 2015 and to make certain other revisions.

Our responses to the Staff's comments are below.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment.  References to disclosure are to disclosures to be made in the Amendment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Amendment.

Comment Response Letter

1.
Staff Comment:  Please confirm that the fee waiver described in Response No. 1 of the Comment Response Letter will be in effect for at least one year following the effective date of the Registration Statement.

Response:  The third footnote to the fee table states that the referenced agreement will remain in effect until December 1, 2016, which is more than one year from November 6, 2015, the anticipated effective date of the Registration Statement.

2.
Staff Comment:  In Response No. 7 of the Comment Response Letter, you state that you revised the sentence in Absolute Return Emerging Market Debt Strategy in the Registration Statement that previously stated "[t]his strategy also may provide exposure to investment opportunities outside of emerging market countries that are similar to those associated with emerging market issuers . . . ." to state that "[t]he portfolio managers for this strategy have the flexibility, to a limited extent, to take advantage of investment opportunities outside of emerging market countries and take positions with respect to issuers that have characteristics similar to those associated with emerging market issuers . . . ."  Please further revise this sentence to clarify what the portfolio managers are doing.

Response:  We believe that the language is clear as drafted in Pre-Effective Amendment No. 1.  The first sentence of the paragraph in which the referenced language is contained states:  "This strategy seeks to provide investment exposure principally to debt instruments and currencies of emerging market issuers." (emphasis added)  Therefore, like many "emerging markets" strategies or funds, the strategy is not required to invest exclusively in investments that may be considered debt instruments or currencies of "emerging markets issuers."  While, from the standpoint of required disclosure, it may have been sufficient to not detail what additional types of investments could be made, so long as they would not constitute "principal investments strategies," fund management believes it is helpful to specify what could potentially constitute such additional investments and demonstrate that they would be anticipated to relate to the principal focus of emerging markets investments.

3.
Staff Comment: In your Response No. 18 of the Comment Response Letter, you state that you revised the sentence in Performance Information for Related Accounts that previously stated "[t]he performance figures for the Related Account Composite reflect the deduction of management fees and other expenses of the Related Accounts during the periods shown . . . ." to state that "[t]he performance figures for the Related Account Composite reflect the deduction of all management fees and performance fees charged to investors in the Related Accounts, and other expenses (excluding taxes) of the Related Accounts during the periods shown, and not the management fee and other expenses payable by the fund.  Actual fees charged to investors in the Related Accounts vary and are available upon request from Insight."  Please supplementally confirm that the revisions are in conformance with Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) and that the Related Account Composite performance presented is net of all fees and expenses, including sales loads.

Response:  We have confirmed with fund management that the revisions are in conformance with the referenced staff guidance and that the Related Account Composite performance presented is net of all fees and expenses, including sales loads.

Prospectus

Fees and Expenses

4.	Staff Comment: Please confirm whether any contractual fee waivers are subject to recoupment.

Response:  No contractual fee waivers are subject to recoupment.

5.	Staff Comment: Please confirm whether "other expenses" in the fee table includes expenses associated with short sales.

Response:  We have been advised by fund management that, because the fund intends to take short positions principally through investments in derivative instruments such as contracts for difference, swap agreements and futures and forward contracts, dividend and interest expenses on securities sold short are not currently anticipated to exceed one basis point (0.01%).  Accordingly, such expenses associated with short sales are included in "other expenses."

6.
Staff Comment:  Please confirm that investments in other investment companies, including exchange-traded funds and real estate investment trusts ("REITs"), are being monitored for inclusion in the fee table as acquired fund fees and expenses.

Response:  We have been advised by fund management that investments in other investment companies, including exchange-traded funds, are being monitored for inclusion in the fee table as acquired fund fees and expenses.  However, since REITs do not fall within the definition of "Acquired Funds" in Instruction 3(f)(i) in Item 3 of the Form N-1A, REIT investments are not so monitored.

7.
Staff Comment:  It appears as though the three-year expense example for Class C shares where the investor does not redeem his or her shares reflects the imposition of the contingent deferred sales charge.  Please revise the expense example as appropriate and confirm to us that the calculations are accurate.

Response:  Fund management has revised the referenced figure and confirmed that the calculations to be reflected in the expense example in the Amendment are now accurate.

Fund Details—Goal and Approach

8.
Staff Comment:  Please differentiate throughout the section which strategies are principal and which are non-principal investment strategies of the fund.  Principal investment strategies should be more prominent and labeled as principal and non-principal investment strategies should be less prominent and labeled as non-principal.

Response:  Please note that the disclosure in Pre-Effective Amendment No. 1 was already revised from the disclosure in the Registration Statement to better identify the fund's anticipated principal investments, in response to a similar comment from the Staff on the Registration Statement.  For example, paragraphs detailing the types of investments in which the fund may invest (equity, fixed-income, short positions, derivatives) were revised to specify which types of instruments within these investment types would be "principal" and the other types of instruments which could be included but were not considered "principal":

The fund's equity investments principally are common stocks, but such investments may include:  preferred stocks, convertible securities and warrants; Depositary Receipts (DRs), such as American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs), … and securities issued by real estate investment trusts (REITs) …

The fixed-income securities in which the fund may invest include principally bonds, debentures, notes (including credit-linked notes and other structured notes and investments), mortgage-related securities, asset-backed securities, collateralized debt obligations (CDOs), which include collateralized bond obligations (CBOs) and collateralized loan obligations (CLOs), loans, convertible securities, Eurodollar and Yankee dollar instruments, preferred stocks and money market instruments.  The fund may invest in floating rate loans and other floating rate securities, including senior secured floating rate loans, second lien loans, senior unsecured loans and subordinated secured and unsecured loans and debt obligations, including loan participation notes (LPNs) …

The fund expects to maintain significant short positions, principally through investments in derivative instruments such as contracts for difference, swap agreements and futures and forward contracts on individual securities, currencies, sectors and market indices.  The fund also may maintain short positions for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.  In addition, the fund may take a short position in an asset class by selling short shares of an ETF or ETN that invests in the subject asset class. …

The fund will use a significant degree of derivative instruments, which may include principally options, futures and options on futures (including those relating to securities, foreign currencies, indices and interest rates), forward contracts (including foreign currency forward contracts), swaps (including total return, equity, currency, interest rate and credit default swaps), options on swaps, contracts for difference, and other derivative instruments (including commodity-linked instruments, such as structured notes) …

(emphasis added) Accordingly, we do not believe that any further revisions are necessary.
9.	Staff Comment: Please supplementally confirm that the fund's segregation policies with respect to the use of derivatives comply with the 1940 Act, the rules thereunder and any Staff relevant guidance.

Response:  We have been advised by the fund's management that the fund's segregation policies with respect to the use of derivatives comply with the 1940 Act, the rules thereunder and any Staff relevant guidance.

10.	Staff Comment: The fund may invest in collateralized loan obligations ("CLOs"). Please supplementally confirm that the fund will not invest more than 15% of its assets in CLOs.

Response:  We have been advised by fund management that the fund will not invest more than 15% of its assets in CLOs.

SAI

11.
Staff Comment:  The seed audit balance sheet is not final.  Please note that the consent of the fund's independent registered public accounting firm will need to be filed in another pre-effective amendment.

Response:  The seed audit balance sheet has been finalized and the consent of the fund's independent registered public accounting firm will be filed as a part of the Amendment.

We plan to request acceleration of the effectiveness of the Registration Statement with respect to the fund to November 6, 2015 and in connection therewith will provide written requests for acceleration.  We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658.

Very truly yours,
/s/ Lisa Goldstein
Lisa Goldstein

cc:	Janna Manes
Kirk Anderson